NAIA, INC.

Unaudited Financial Statements For The Years Ended December 31, 2018 and 2017

April 3, 2019

NAIA, INC.
BALANCE SHEET
DECEMBER 31, 2018
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ASSETS

		2018		2017
CURRENT ASSETS				
Cash	$	11,376	$	13,266
Accounts Receivable		51,325		110,512
Inventory		392,921		310,216
Prepaid Expenses		43,624		47,726
TOTAL CURRENT ASSETS		499,246		481,719
OTHER ASSETS				
Property, Plant, & Equipment		2,731,011		2,185,614
Note Receivable		249,749		281,062
Leasehold Improvement		185,493		185,493
Loan/Lease Costs		124,846		30,988
Trademark/Intellectual Property		15,829		12,130
Domain Name		1,245		1,245
Accumulated Depreciation/Amortization		(1,707,930)		(1,596,901)
TOTAL ASSETS		2,099,488		1,581,349

NAIA, INC.
BALANCE SHEET
DECEMBER 31, 2018
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LIABILITIES AND SHAREHOLDERS' EQUITY

	2018	2017
CURRENT LIABILITIES		
Accounts Payable	447,741	679,294
Unearned Revenues	16,543	16,915
TOTAL CURRENT LIABILITES	464,284	696,209
NON-CURRENT LIABILITIES		
Notes Payable	1,811,879	1,107,206
SAFE Note	590,620	-
Lease Liabilities	-	154,484
TOTAL LIABILITIES	2,866,782	1,957,899
SHAREHOLDERS' EQUITY		
Common Stock (20,000,000 Authorized, 3,312,777 Issued and Outstanding $.001 par value)	3,313	3,291
Preferred Stock (4,000,000 Authorized, 500,000 Issued and Outstanding, $.001 par value)	500	500
Additional Paid-In-Capital	1,402,503	1,327,526
Retained Earnings (Deficit)	(2,173,609)	(1,707,867)
TOTAL SHAREHOLDERS' EQUITY	(767,294)	(376,550)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,099,488	$ 1,581,349

NAIA, INC.
INCOME STATEMENT
FOR THE PERIODS ENDED OF DECEMBER 31, 2018 AND 2017
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	2018	2017
Operating Income		
Sales, Net	$ 2,368,688	$ 2,864,027
Cost of Goods Sold	(1,457,755)	(1,773,052)
Gross Profit	910,933	1,090,974
Operating Expense		
Payroll	691,032	729,954
General & Adminstrative	326,782	300,802
Depreciation	108,310	154,346
Selling & Marketing	48,958	30,057
Employee Benefits	46,160	62,044
Legal & Professional	36,784	24,308
Rent	30,861	81,178
Amortization	2,719	6,848
Human Resource	1,963	2,675
Research & Development	73	737
	1,293,642	1,392,948
Net Income from Operations	(382,709)	(301,974)
Other Income (Expense)		
Interest Expense	(114,004)	(153,584)
State and Local Tax	(22,088)	(10,593)
Sub-Lease Income	53,287	36,000
Gain on Cancelled Debt	-	22,119
Loss on Asset Disposal	(220)	(3,203)
Net Income	$ (465,734)	$ (411,234)

NAIA, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED OF DECEMBER 31, 2018 AND 2017
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	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (465,734)	$ (411,234)
Depreciation	108,310	154,346
Change in Accounts Receivable	59,187	(26,989)
Change in Pre-paid expenses	4,102	15,485
Amortization	2,719	6,848
Change in Unearned Revenue	(372)	320
Change in Inventory	(82,705)	(21,757)
Change in Accounts Payable	(231,553)	106,299
Net Cash Flows From Operating Activities	(606,047)	(176,682)
Cash Flows From Investing Activities		
Change in Note Receivable	31,313	31,385
Change in Trademarks	(3,699)	17,194
Change in Property, Plants, and Equipment	(545,397)	(117,988)
Net Cash Flows From Investing Activities	(517,783)	(69,409)
Cash Flows From Financing Activities		
Change in Notes Payable	704,673	159,931
Change in SAFE Note	590,620	-
Change in Additional Paid-In-Capital	74,977	-
Change in Common Stock	22	123,980
Non-Cash Adjustment to Retained Earnings	(10)	-
Change in Loan/Lease Costs	(93,858)	-
Change in Lease Liabilites	(154,484)	(61,115)
Net Cash Flows From Investing Activities	1,121,940	222,796
Cash at Beginning of Period	13,266	36,559
Net Increase (Decrease) In Cash	(1,891)	(23,295)
Cash at End of Period	$ 11,376	$ 13,266

NAIA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIODS ENDED OF DECEMBER 31, 2018 AND 2017
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	2018	**2017**
Starting Equity	$ (376,550)	$ 2,802,583
Net Income (Loss)	(465,734)	(411,234)
Issuance of Common Stock	22	123,980
Change in Additional Paid-In-Capital	74,977	-
Adjustment to Additional Paid-In-Capital	-	(2,891,878)
Adjustment to Retained Earnings	(10)	-
Ending Equity	$ (767,294)	$ (376,550)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Naia, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company manufactures, distributes, and sells gelato, ice cream, and novelty products through retail and wholesale channels.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Inventory

The Company values inventory at the lower of cost or market value.

Rent

The Company currently occupies retail space under a non-cancellable operating lease for a term of five years from September of 2015. Future minimum payments due under the lease are as follows:

- 2019: $73,996.72
- 2020: $50,308.00

The Company occupies warehouse space under a non-cancellable operating lease. Future minimum payments due under the lease are as follows:

- 2019: $35,147.88
- 2020: $35,147.88
- 2021: $35,147.88
- 2022: $35,147.88
- 2023: $35,147.88
- 2024: $35,147.88
- 2025: $2,928.99

The Company currently rents a distribution office in San Leandro, California on a month-to-month basis. The monthly costs of the arrangement are approximately $305 plus utilities.

Property, Plant, and Equipment

Property, Plant and Equipment consists of land, buildings, manufacturing equipment, and shipping trucks used for operations of the business. Fixed assets are depreciated on a double-declining basis over management's estimate of the asset's useful life.

Related Party Note Receivable

The Company has a note receivable from the Company's founder, Chris Tan. The note receivable represents advancements by the Company to its founder in consideration of certain tax obligations incurred by the founder on the Company's behalf prior to the Company's reorganization as a corporation. The note receivable bears interest at the rate of .87% per year and is amortized in equal monthly installments in lieu of salary payments to Chris Tan. The note has a thirteen-year term with a maturity date of January 1, 2026.

Accounts Payable

Accounts payable comprises current portions of outstanding debt and balances of multiple credit cards with interest rates that range from 3.9% to 23.99% per annum. The aggregate outstanding balance of the credit cards is $120,424.76.

Advertising

The Company records advertising expenses in the year incurred.

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Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2016, 2017, and 2018, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2016, 2017, and 2018 remain subject to review by that State until 2021, 2022, and 2023, respectively.

NOTE D- DEBT

The Company has a promissory note with a principle amount of $48,218 with friends and family of the Company. The note accrues 10% per annum. The note has no formal repayment structure.

The Company has an overdue account payable with a supplier, Clover Dairy Farms. The supplier has agreed to an informal, longer-term arrangement to settle the debt with a total balance of $239,171.11, with amounts and schedule still to be negotiated.

The entered into a lease buyback arrangement on April 3, 2013. Under this agreement an entity, a "Patron", buys bunker freezers from the Company and would then sell back the equipment back to the Company. The original agreement was for 15 months. When the agreement matured, the Company had not fully purchased all the bunker freezers from Patrons. In 2017, the Company recognized the arrangement as an outstanding balance to accrue 10% compounding interest on an annual basis. As a result, an adjusting entry was made, effective as of January 1st, 2017. The principle amount and interest owed is $81,565.91 and is reflected under notes payable. The agreement currently has no set repayment schedule.

In 2018, the Company entered into a $1,898,000 loan agreement with First Bank. The note accrues 2.25% plus the Wall Street Journal Prime Rate per annum. The note has a 25-year term. The Company will make monthly payments to both accrued interest and principle sum starting at $13,718.87, subject to quarterly interest rate adjustments. Of the loan amount, $671,048 is set aside for payments to contractors for a property currently being built for the Company and will be capitalized once paid out.

The Company has a loan agreement for the sum of $250,000. The loan accrues 6.25% per annum and will mature in 2022. The Company will make monthly payments of $1,840. The total future annual payments amount to the following:

2019: $22,080
2020: $22,080
2021: $22,080

During the year ended December 31, 2018, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2018, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2018, the Company had $590,619 of SAFE obligations outstanding, with a valuation cap of $8,700,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2018 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2018.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 3, 2019, the date that the financial statements were available to be issued.